SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: April 6, 2009

Press Release

Eltek Reports Increase in Revenues (YoY) and a Net Loss in Fiscal 2008

—	Eltek obtains significant US Department of State approval: Now allowed to sell its circuitry solutions for use in U.S. military products; received first orders from defense customers

—	Net loss in fiscal year 2008: “We expect our cost reduction program along with increased revenues and the impact of the higher dollar exchange rate will lead to improved results in Q1-2009”

PETACH-TIKVA, Israel, April 6, 2009 (BUSINESS WIRE) – Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, today announced its financial results for the fourth quarter and fiscal year 2008.

Fiscal Year 2008:

Revenues for the fiscal year ended December 31, 2008, were $43.1 million, an increase of 15% compared with revenues of $37.5 million for fiscal year 2007. The increase in revenues in 2008 is attributable to the company’s success in receiving orders from new and existing customers. In 2008, Eltek strengthened its global marketing position and established itself in the U.S. market. The company recently gained a US Department of State ITAR approval (which is a set of US government regulations that controls the export and import of defense-related material and services) to sell its circuitry solutions for use in U.S. military products, and has received its first orders for PCBs (printed circuit boards) from defense customers.

Gross profit for fiscal year 2008 was $5.9 million (13.6% of revenues), compared with a gross profit of $5.6 million (14.9% of revenues) for fiscal year 2007.

Net loss for the fiscal year 2008 was $1.9 million before an impairment of goodwill charge and related expense (on a non-GAAP basis), or $0.29 per fully diluted share (non-GAAP), compared with a net loss of $301,000 or $0.05 per fully diluted share in fiscal year 2007. In the fourth quarter of 2008, following an evaluation process that was performed in respect of its German subsidiary, Kubatronik Leiterplatten GmbH, which was acquired in 2002, the company recorded an impairment of goodwill charge in the amount of $379,000 and related general and administrative expenses of $126,000 associated with the write down of its investment in Kubatronik. Net loss after such impairment amounted to $ 2.4 million or $0.37 per fully diluted share, in fiscal 2008. The loss was primarily attributable to the weakness of the U.S. dollar compared to the NIS mainly in the first three quarters of the year, the decrease in revenues in the fourth quarter and the above described impairment charge.

Fourth Quarter – 2008:

Eltek reported revenues for the fourth quarter ended December 31, 2008 of $9.0 million, a decrease of 9% from the $9.9 million in revenues reported in the fourth quarter of 2007. The decrease in revenues is attributable to the weak worldwide economic climate and customer efforts to reduce their inventories. In addition, the revenues of the company’s German subsidiary (Kubatronik) declined as a result of the devaluation of the Euro against the dollar.

Gross profit in the fourth quarter ended December 31, 2008 was $1.1 million (11.9% of revenues) compared with $895,000 reported in the fourth quarter of 2007 (9.1% of revenues). The improved gross margin was achieved primarily as a result of reduced raw material consumption.

Net loss for the fourth quarter of 2008 was $784,000 (on a non-GAAP basis) before an impairment of goodwill charge and related expenses, or $0.12 per fully diluted share (non-GAAP), compared with a net loss of $472,000 or $0.07 per fully diluted share for the same period in 2007. In the fourth quarter of 2008 the Company recorded an impairment of goodwill charge in respect of its German subsidiary, Kubatronik Leiterplatten GmbH, in the amount of $379,000 and general and administrative expenses of $126,000 associated with the write down of its investment in Kubatronik. Net loss in the fourth quarter of 2008 after such impairment charge amounted to $1.3 million or $0.20 per fully diluted share.

EBITDA:

In fiscal year 2008, Eltek had EBITDA of $ 983,000 compared to EBITDA of $2.1 million in fiscal year 2007. In the fourth quarter ended December 31, 2008, Eltek recorded negative EBITDA of ($169,000) compared with EBITDA of $113,000 in the comparable period in 2007.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP.

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: “2008 was a tough year in a very difficult and unprecedented operating environment, in which we were forced to battle two disparate phenomenons. The first, the weakness of the US dollar during the first three quarters of the year, which adversely affected our results, but we managed to minimize such adverse effect mainly through increased sales and a reduced rate of raw material consumption. The second phenomenon, the global financial crisis caused many of our customers to reduce their inventory by withholding purchase orders, thus the immediate effect on us was a significant decline in our revenues in the fourth quarter. Eltek is prepared for the upcoming challenges in 2009 and has taken a number of steps to cope with the new market conditions.”

“We recently received the necessary approval from US authorities that enables us to sell PCBs to the defense industry, an important market for us. This license has opened the gate for us to a major potential market, which we estimate to account for approximately 40% of the relevant military rigid-flex and high-reliability boards in the western world. We are working hard to leverage this opportunity, which we believe is an important element in the course of our returning to profitability. In 2008, revenues from customers in the defense and medical markets, sectors that we believe have suffered less than other sectors from the current crisis, accounted for 66% of our total revenues, and following a period of inventory adjustments, we believe these customers will once again place orders for our products, as we began to see in the first quarter of 2009,” Mr. Reichart concluded.

Amnon Shemer, CFO of Eltek, added: “The major portion of our loss in 2008 was recorded in the first and the last quarters. In the first quarter, the loss was due the impact of the plunge of the US dollar that affected the profitability of the large backlog of signed orders we had on hand at the time. We managed to reduce the loss in the second quarter and to break even in the third quarter, although the exchange rate of the dollar was still below NIS/$3.5, which demonstrates our capability to overcome this negative factor. Similarly, we believe that we have implemented an operating plan that will allow us to deal with the negative effects of the downturn caused by the global financial crisis.”

“We have executed a cost reduction plan, including a reduction in the number of employees and a salary cut for all management personnel. We expect that these steps along with increased revenues and the higher dollar exchange rate will lead to improved results in the first quarter of 2009,” added Mr. Shemer.

“The loss we incurred in 2008 along with our repayments of long term loans to the banks and for capital expenditures, resulted in a reduced cash position at year end. We are working with our banks and other financial institutions to obtain additional lines of credit”. Mr. Shemer concluded.

About the Company

Eltek is Israel’s leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. For more information, visit Eltek’s web site at www.eltekglobal.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Year ended		Three months ended
	December 31,		December 31,
	2008	2007	2008	2007
	Unaudited	Audited	Unaudited	Unaudited

Revenues	43,138	37,476	8,982	9,889
Costs of revenues	(37,282)	(31,879)	(7,915)	(8,994)

Gross profit	5,856	5,597	1,067	895

Research and development income (expenses), net	100	(74)	0	25

Selling, general and administrative expenses	(7,199)	(5,683)	(1,778)	(1,377)

Impairment loss on goodwill	(379)	0	(379)	0

Operating loss	(1,622)	(160)	(1,090)	(457)

Financial expenses, net	(826)	(145)	(222)	(31)

Loss before other income, net	(2,448)	(305)	(1,312)	(487)

Other income, net	1	8	0	3

Loss before tax expenses	(2,447)	(297)	(1,312)	(484)

Income tax expenses	0	0	0	0

Loss after taxes on income	(2,447)	(297)	(1,312)	(484)

Minority interests	1	(4)	23	12

Net loss for the period	(2,446)	(301)	(1,289)	(472)

Basic net loss per ordinary share	(0.37)	(0.05)	(0.20)	(0.07)

Diluted net loss per ordinary share	(0.37)	(0.05)	(0.20)	(0.07)

Weighted average number of ordinary shares
used to compute basic net loss per
ordinary share (in thousands)	6,610	6,247	6,610	6,610

Weighted average number of ordinary shares
used to compute diluted net loss per
ordinary share (in thousands)	6,610	6,247	6,610	6,610

Eltek ltd.
Consolidated Balance Sheets
(In thousands US$)

	December 31,
	2008	2007
	Unaudited	Audited

Assets

Current assets
Cash and cash equivalents	1,556	2,467
Receivables: Trade, net of provision for doubtful accounts	7,248	8,173
Other	229	742
Inventories	4,429	4,271
Prepaid expenses	181	204

Total current assets	13,643	15,857

Assets held for employees' severance benefits	1,166	1,319

Fixed assets, less accumulated depreciation	10,090	10,997

Goodwill	554	1,009

Total assets	25,453	29,182

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	5,898	4,623
Accounts payable: Trade	5,381	6,669
Related parties	561	685
Other	3,684	3,147

Total current liabilities	15,524	15,124

Long-term liabilities
Long term debt, excluding current maturities	2,607	4,243
Employee severance benefits	1,363	1,388

Total liabilities	19,494	20,755

Minority interests	330	353

Shareholders' equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000
shares, issued and outstanding 6,610,107 as of December
31, 2008, and 6,609,807 as of December 31, 2007	1,384	1,384
Additional paid-in capital	14,328	14,328
Cumulative translation adjustment related to change in reporting currency	2,596	2,412
Cumulative foreign currency translation adjustments	268	451
Capital reserve	695	695
Accumulated deficit	(13,642)	(11,196)

Total shareholders equity	5,629	8,074

Total liabilities and shareholders equity	25,453	29,182

Non-GAAP EBITDA Reconcilliations

	Year ended		Three months ended
	December 31,		December 31,
	2008	2007	2008	2007

GAAP net loss	(2,446)	(301)	(1,289)	(472)
Add back items:

Financial expenses, net	826	145	222	31
Impairment loss on goodwill	379	0	379	0
Depreciation	2,224	2,264	519	554

Adjusted EBITDA	983	2,108	(169)	113

Non-GAAP Earnings Reconcilliations

	Year ended		Three months ended
	December 31,		December 31,
	2008	2007	2008	2007

Net loss before goodwill impairment charge and
general and administrative expenses associated
with the write down of the investment in
Kubatronik (non-GAAP)	(1,941)	(301)	(784)	(472)
Add back items:

Goodwill impairment charge	(379)	0	(379)	0
General and administrative expenses associated with
the write down of the investment in Kubatronik	(126)	0	(126)	0

GAAP net loss	(2,446)	(301)	(1,289)	(472)